Exhibit 99.1

New Oriental Education & Technology Group Inc. Responds to Media Reports

BEIJING, July 23, 2021 – New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, today noted that certain English and Chinese language media outlets reported that the PRC regulators are considering a new set of regulations concerning after-school tutoring service related to school subjects taught in China’s compulsory education system. The regulations have not been published, and the Company has not received official notification of the regulations. It’s the Company’s policy not to comment on market speculations.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong / Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548 / +852 3768 4732

Email: rita.fong@fticonsulting.com / charlotte.cheung@fticonsulting.com